Filed by BTU International, Inc.

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BTU International, Inc.

Commission File No.: 000-17297

FOR IMMEDIATE RELEASE

BTU International Reports Third Quarter 2014 Results

NORTH BILLERICA, Mass., October 28, 2014— BTU International, Inc. (Nasdaq: BTUI), a leading supplier of advanced thermal processing equipment to the electronics manufacturing and alternative energy markets, today announced its financial results for the third quarter ended on September 28, 2014.

Third quarter net sales were $15.9 million, down 3.2 percent compared to $16.4 million in the preceding quarter, and up 32.5 percent compared to $12.0 million for the same quarter a year ago. Third quarter net income was breakeven, or $0.00 per diluted share, compared to a net income of $0.6 million, or $0.06 per diluted share, in the preceding quarter, and compared to a net loss of $5.1 million, or ($0.53) per diluted share, in the third quarter of 2013.

Net sales for the nine months ended September 28, 2014, were $44.0 million, up 19.6% compared to $36.8 million for the first nine months of 2013. Net loss for the first nine months of 2014, was $1.2 million, or ($0.12) per diluted share, compared to a net loss of $8.5 million, or ($0.89) per diluted share, for the first nine months of 2013.

Comments

Commenting on the company’s performance, Paul J. van der Wansem, BTU chairman and CEO, said, “Our electronics equipment business continued strong during the quarter. Margins were lower than in the preceding quarter, mainly due to lower factory absorption as well as a less favorable product mix. Expenses came in as expected. As we announced on October 22, 2014, we entered into a definitive agreement to merge BTU into Amtech Systems as described in our press release and SEC filings.”

Outlook

“Fourth quarter 2014 revenues are expected to be slightly lower, due to seasonal variation in our electronics assembly business, and to be in the $13.5 to $14.5 million range. Solar orders are expected to be still at a low level during the quarter. Our gross margins will be affected by factory under absorption in the U.S. and China,” concluded van der Wansem.

Merger Agreement

On October 21, 2014, the company entered into a merger agreement with Amtech Systems, Inc. (“Amtech”), pursuant to which a wholly-owned subsidiary of Amtech will merge with and into the company, with the company surviving as a wholly-owned subsidiary of Amtech. The transaction is expected to close during the first quarter of 2015, subject to the satisfaction of customary closing conditions, including the approval of the company’s shareholders and, with respect to the issuance of Amtech common stock as merger consideration, Amtech’s shareholders. Under the terms of the merger agreement, the company’s shareholders will receive 0.3291 shares of Amtech common stock for each share of company common stock that they hold at the effective time.

Teleconference and Simultaneous Webcast

BTU will be discussing its financial results, along with its outlook for the fourth quarter of 2014, in a conference call to be held today, October 28, at 5:00 p.m. EDT. The dial-in number to participate in the conference call is 877-303-9139. A live and archived webcast of the conference call will be available on BTU’s website at www.btu.com.

About BTU International

BTU International is a global supplier and technology leader of advanced thermal processing equipment and processes to the electronics manufacturing and alternative energy markets. BTU equipment is used in the production of printed circuit board assemblies and semiconductor packaging as well as in the manufacturing of solar cells and nuclear fuel. BTU has operations in North Billerica, Massachusetts and Shanghai, China with direct sales and service in the U.S.A., Asia and Europe. Information about BTU International is available at www.btu.com.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

This news release contains expressed or implied forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 regarding, among other things, the company’s planned merger with Amtech Systems, Inc. and the company’s expected revenues, gross margins and financial performance for the fourth quarter of fiscal year 2014. Such statements are neither promises nor guarantees but rather are subject to risks and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Such statements are made pursuant to the “safe harbor” provisions established by the federal securities laws, and are based on the assumptions and expectations of the company’s management at the time such statements are made. Important factors that could cause actual results to differ include the parties’ ability to consummate the merger, the conditions to the completion of the merger, the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the merger, the possibility that the parties may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all or be unable to successfully integrate the company’s operations into those of Amtech, the possibility that the integration of the company into Amtech may be more difficult, time consuming or costly than expected, increases in operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers), the ability of Amtech to retain certain key employees of the company, the acceptance of new products, particularly in the alternative energy market, general market conditions governing supply and demand, the impact of competitive products and pricing and other risks detailed in the company’s filings with the Securities and Exchange Commission. Actual results may vary materially. Accordingly, you should not place undue reliance on any forward-looking statements. All information set forth in this press release is as of October 28, 2014, and, unless otherwise required by law, the company disclaims any obligation to revise or update this information in order to reflect future events or developments.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Amtech Systems, Inc. (“Amtech”) and BTU International, Inc. (the “Company”) intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), containing a joint proxy statement/prospectus relating to the proposed merger. The Company and Amtech also intend to file other relevant documents relating to the proposed merger with the SEC. The proposals for the proposed merger will be made solely through the joint proxy statement/prospectus. THE COMPANY AND AMTECH URGE INVESTORS AND SHAREHOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AMTECH AND THE PROPOSED MERGER.

Investors and shareholders of the Company and Amtech will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by the Company will be available free of charge on the investor relations portion of the Company’s website at www.btu.com. Documents filed with the SEC by Amtech will be available free of charge on the investor relations portion of the Amtech website at www.amtechsystems.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of the Company or Amtech. The Company and its directors and executive officers, and Amtech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Company and Amtech common stock in respect of the proposed merger and the transactions contemplated thereby. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 annual meeting of stockholders, which was filed with the SEC on April 14, 2014. Information about the directors and executive officers of Amtech is set forth in the proxy statement for Amtech’s 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014. Investors and shareholders can obtain more detailed information regarding the direct and indirect interests of the Company’s and Amtech’s directors and executive officers in the proposed merger by reading the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available.

Company Contact:

Peter Tallian

Chief Operating Officer

BTU International, Inc.

Phone: (978) 667-4111

BTU INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Net sales	$15,917	$12,014	$44,037	$36,761
Costs of goods sold	9,840	8,480	26,925	25,103

Gross profit	6,077	3,534	17,112	11,658
Operating expenses:
Selling, general and administrative	4,921	6,228	14,622	15,237
Research, development and engineering	939	1,276	3,179	3,427

Operating income (loss)	217	(3,970)	(689)	(7,006)

Interest income	8	13	26	36
Interest expense	(84)	(103)	(253)	(323)
Foreign exchange income (loss)	(34)	(33)	22	(147)
Other income	3	17	10	63

Income (loss) before provision for income taxes	110	(4,076)	(884)	(7,377)

Provision for income taxes	110	998	308	1,083

Net loss	$(0)	$(5,074)	$(1,192)	$(8,460)

Loss per share:
Basic	$(0.00)	$(0.53)	$(0.12)	$(0.89)
Diluted	$(0.00)	$(0.53)	$(0.12)	$(0.89)
Weighted average number of shares outstanding:
Basic shares	9,574,343	9,544,864	9,563,934	9,536,010
Effect of dilutive options	—	—	—	—

Diluted shares	9,574,343	9,544,864	9,563,934	9,536,010

BTU INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 28, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$10,428	$13,991
Accounts receivable, net	12,578	11,370
Inventories	10,696	9,831
Other current assets	764	1,126

Total current assets	34,466	36,318

Property, plant and equipment, net	2,624	3,386
Other assets, net	2,165	626

Total assets	$39,255	$40,330

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$380	$367
Trade accounts payable	7,418	5,408
Other current liabilities	6,390	8,413

Total current liabilities	14,188	14,188
Long-term debt, less current portion	6,935	7,219
Other long-term liabilities	—	14

Total liabilities	21,123	21,421

Total stockholders’ equity	18,132	18,909

Total liabilities and stockholders’ equity	$39,255	$40,330